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                          January 31, 2022

       Shaun McMeans
       Chief Financial Officer
       HTG MOLECULAR DIAGNOSTICS, INC
       3430 E. Global Loop
       Tucson, Arizona 85706

                                                        Re: HTG MOLECULAR
DIAGNOSTICS, INC
                                                            Registration
Statement on Form S-3
                                                            Filed January 27,
2022
                                                            File No. 333-262357

       Dear Mr. McMeans:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Asa Michael Henin, Esq.